Schedule B

Trusts and Portfolios Covered by the Amended and Restated Sub-Advisory Agreement

between

Fidelity Management & Research Company LLC

and

FMR Investment Management (UK) Limited

Name of Trust	Name of Portfolio	Type of Fund	Effective Date	Annual Sub-Advisory Fee Rate (bp) 0.5 x (individual fund fee rate + group fee rate)
Fidelity Income Fund	Fidelity Flex Core Bond Fund	Fixed-Income	01/18/2017	0.5 x (20 bp + group fee rate)
Fidelity Municipal Trust	Fidelity Flex Municipal Income Fund	Fixed-Income	10/10/2017	0.5 x (25 bp + group fee rate)
Fidelity Salem Street Trust	Fidelity Flex Short-Term Bond Fund	Fixed-Income	01/18/2017	0.5 x (20 bp + group fee rate)

Fidelity Management & Research Company LLC	FMR Investment Management (UK) Limited

By: /s/Christopher J. Rimmer	By: /s/Mark D. Flaherty
Name: Christopher J. Rimmer	Name: Mark D. Flaherty
Title: Treasurer	Title: Director